MORGAN STANLEY
522 Fifth Avenue
New York, New York, 10036
September 29, 2008
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Re:	497
Morgan Stanley
0000950123-08-011310
9/23/08 16:52
Dear Sir or Madam:
     I am writing you to request the deletion from the SEC database and website of the above-referenced filing. The EDGAR filing noted above was inadvertently filed. The error was corrected in a subsequent filing but the original, erroneous filing should be deleted to avoid confusion.
If you have any questions or if there is any additional information that you require in order to process this request, please feel free to contact me at (212) 296-6982.

Very truly yours,

/s/ Edward Meehan Edward Meehan
Assistant Secretary

cc:	Amy R. Doberman, Esq.
Larry Greene